FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2018

(Amounts expressed in millions of Chilean Pesos)

▪  Company’s EBITDA reached a total of Ch$ 127,904 million, similar to the same period of last year, whereas operating income increased 1%, amounting to Ch$ 99,785 million.

▪  Despite the 20% increase in hydro generation (+421 GWh) as a result of higher water availability, net electricity generation reached 4,278 GWh during the first quarter of 2018, slightly less than the same period of 2017, due to lower thermal dispatch (-529 GWh).

▪  Operating revenues amounted to Ch$ 349,891 million as of March 2018 due to lower energy sales mainly due to a lower average sales price in pesos, coupled with lower gas sales.

▪  Procurement and services costs decreased significantly to Ch$ 191,157 million, 15% less than March 2017. This decrease was mainly explained by a more efficient generation mix through a greater hydro dispatch, with the consequent reduction in fuel consumption and other variable procurement and services costs.

▪  Income from other investments decreased Ch$ 104,902 million as of March 2018, due to the sale of Electrogas S.A. shareholding in February 2017 as part of the Group’s process of divesting non-strategic assets.

▪  Net financial expenses went from Ch$ 7,385 million to Ch$ 10,382 million as of March 2018, primarily due to lower gain from exchange rate differences.

▪  Net income of Enel Generación Chile S.A. reached Ch$ 70,158 million as of March 2018, lower than Ch$ 153,636 million as of March 2017, which considered an extraordinary profit of Ch$ 104,812 million due to the sale of Electrogas S.A. during the first quarter of 2017. Without considering this effect, net profit recorded in March 2018 was 8% lower, equivalent to Ch$ 6,214 million.

• 1 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

FINANCIAL SUMMARY

▪  Gross debt of the company maintained the level as of March 2017, amounting to US$ 1,274 million as of March 2018.

▪  The accumulated average nominal interest rate increased from 6.3% as of March 2017 to 6.4% as of March 2018.

▪  The Company’s liquidity is broken down into the following:

•      Available cash and cash equivalents: US$ 460 million

•      Undisbursed committed credit lines: US$ 327 million

Enel Generación Chile Group owns and operates 111 generation units, with a combined installed capacity of 6,351 MW as of March 31, 2018. Out of these generation units, 38 are hydroelectric units with an installed capacity of 3,464 MW, 22 are thermal units that operate with gas, coal or oil, with an installed capacity of 2,809 MW, and 51 are wind-farm units with an installed capacity of 78 MW.

All our generation units are connected to the former Central Interconnected System ("SIC" in its Spanish acronym), except for two thermal generation units of Central Tarapacá and six thermal generation units of GasAtacama Chile, which are connected to the former Northern Interconnected System ("SING " in its Spanish acronym). Since November 2017, both systems operate in an interconnected form, called National Electrical System (“SEN” in its Spanish acronym) to the assets from Arica to Chiloé made up of power plants, transmission lines, substations power and distribution lines.

Market	Energy Sales		Market Share
	(GWh)%
	1Q2018	1Q2017	1Q2018	1Q2017
Sist. Eléctrico Nacional (SEN)	5,646	5,794	31.9%	34.3%

	5,646	5,794

Market	Energy Sales		Market Share
	(GWh)%
	2017	2016	2017	2016
SIC & SING Chile	23,356	23,689	34.2%	35.1%

	23,356	23,689

• 2 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

I.- Consolidated FINANCIAL Statement Analysis

1. - Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile as of March 2018 amounted to Ch$ 68,351 million, compared to Ch$ 152,157 million net income booked for the same previous period. The following table shows comparative figures for each item of the income statement for continuing operations as of March 31 of 2018 and 2017:

COMPREHENSIVE INCOME STATEMENT (Million Ch$)	1Q2018	1Q2017	Chg	Chg %

REVENUES	349,891	383,413	(33,522)	(9%)
Sales	339,800	375,698	(35,898)	(10%)
Other operating revenues	10,091	7,715	2,376	31%
PROCUREMENT AND SERVICES	(191,157)	(225,448)	34,291	(15%)
Energy purchases	(72,444)	(72,653)	209	(0%)
Fuel consumption	(54,291)	(84,221)	29,930	(36%)
Transportation expenses	(49,970)	(46,970)	(3,000)	6%
Other variable procurement and services costs	(14,452)	(21,604)	7,152	(33%)
CONTRIBUTION MARGIN	158,734	157,965	769	0%
Other work performed by entity and capitalized	1,118	1,172	(54)	(5%)
Employee benefits expense	(14,708)	(12,770)	(1,938)	15%
Other fixed operating expenses	(17,240)	(17,350)	110	(1%)
GROSS OPERATING INCOME (EBITDA)	127,904	129,017	(1,113)	(1%)
Depreciation, Amortization	(28,182)	(30,193)	2,011	(7%)
Reversal of impairment profit	63	55	8	15%
OPERATING INCOME	99,785	98,879	906	1%
NET FINANCIAL EXPENSE	(10,382)	(7,385)	(2,997)	41%
Financial income	1,742	1,159	583	50%
Financial costs	(11,806)	(12,618)	812	(6%)
Gain (Loss) for indexed assets and liabilities	(379)	(135)	(244)	181%
Foreign currency exchange differences, net	61	4,209	(4,148)	(99%)
OTHER NON-OPERATING RESULTS	2,240	104,208	(101,968)	(98%)
Share of profit (loss) of associates accounted for using the equity method	2,240	(694)	2,934	n/a
Net Income From Other Investments	-	104,902	(104,902)	(100%)
NET INCOME BEFORE TAXES	91,643	195,702	(104,059)	(53%)
Income Tax	(21,485)	(42,066)	20,581	(49%)
NET INCOME FROM CONTINUING OPERATIONS	70,158	153,636	(83,478)	(54%)
Net income (Loss) from discontinued operations after taxes	-	-	-	0%
NET INCOME	70,158	153,636	(83,478)	(54%)

NET INCOME	70,158	153,636	(83,478)	(54%)
Shareholders of the parent company	68,351	152,157	(83,806)	(55%)
Non-controlling interest	1,807	1,479	328	22%
Earning per share (Ch$ /share)	8.33	18.55	(10.22)	(55%)

Earnings per share from continuing operations (Ch$ /share)	8.33	18.55
Earnings per share (Ch$ /share)	8.33	18.55
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

• 3 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Operating Income

Operating income as of March 31, 2018 reached Ch$ 99,785 million, 1% more than the Ch$ 98,879 million booked for the same previous period, whereas EBITDA decreased Ch$ 1,113 million reaching Ch$ 127,904 million as of March 2018, equivalent to 1% decrease.

Operating revenues totaled Ch$ 348,891 million, representing a Ch$ 33,522 million reduction when compared to the previous year, equivalent to a 9% reduction, mainly due to the following:

-        Lower energy sales amounting to Ch$ 26,421 million due to lower physical sales (-148 GWh), primarily to regulated customers (-449 GWh), and spot market sales (-129 GWh), offset by greater physical sales to unregulated customers (+430 GWh), along with a lower average sales price in pesos.

-       Lower other sales for Ch$ 7,063 million mainly due to a Ch$ 7,041 million reduction in gas sales.

-       Lower other services for Ch$ 2,414 million mainly due to a Ch$ 2,866 million reduction in revenue from tolls.

The abovementioned was partially offset by:

-       Greater other operating revenues for Ch$ 2,376 million mainly due to a Ch$ 6,332 million from insurance revenues, offset by Ch$ 3,364 million lower income from hedging derivatives.

Procurement and services costs decreased Ch$ 34,291 million as a consequence of the following:

-       A Ch$ 29,930 million reduction in fuel consumption costs primarily explained by lower gas consumption for Ch$ 27,827 million.

-       A Ch$ 7,152 million reduction in other procurement and services costs mainly due to lower commercialization costs of gas for Ch$ 3,810 million, lower costs related to the agreement with AES Gener that allows using the LNG available of Enel Generación Chile in the Nueva Renca combined cycle amounting to Ch$ 3,794 million and lower thermal emission taxes for Ch$ 2,417 million, partially offset by a higher cost of commodity derivatives for Ch$ 2,683 million.

• 4 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

-       A Ch$ 209 million reduction in energy purchases mainly as a consequence of lower contracted physical purchases (-39 GWh).

The aforementioned was partially offset by:

-       Higher transportation costs for Ch$ 3,000 million, primarily due to higher toll expenses for Ch$ 4,036 million offset by a Ch$ 1,036 million reduction in regasification costs.

-       Personnel costs increased Ch$ 1,992 million when compared to March 2017 mainly because of extraordinary non-recurring employee bonuses as part of the new collective bargaining agreement carried out with the Company’s unions which amounted to Ch$ 1,692 million.

Revenues, costs and operating income from continuing operations for the periods ended March 31, 2018 and 2017, are shown below:

OPERATING INCOME	1Q2018			1Q2017
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	337,528	(283,546)	53,982	390,378	(327,064)	63,314
Empresa Eléctrica Pehuenche S.A.	30,736	(6,077)	24,659	36,378	(14,639)	21,739
GasAtacama Chile and subsidiaries	60,612	(38,047)	22,565	76,717	(63,715)	13,002
Consolidation adjustments	(78,985)	77,564	(1,421)	(120,060)	120,884	824

Total Consolidated	349,891	(250,106)	99,785	383,413	(284,534)	98,879

Energy sales of continuing operations of Enel Generación Chile and subsidiaries for the periods ended March 31, 2018 and 2017 are shown below:

ENERGY SALES (Million Ch$)	CHILE
	1Q2018	1Q2017

Sales to regulated customers	245,826	276,644
Sales to unregulated customers	77,365	64,537
Sales at spot market	397	8,828

Total energy sales	323,588	350,009

• 5 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Non-Operating Income

Non-operating income as of March 31, 2018 and 2017 are summarized below:

NON-OPERATING INCOME (Million Ch$)	1Q2018	1Q2017	Chg	Chg %

NET FINANCIAL RESULT	(10,382)	(7,385)	(2,997)	41%
Financial income	1,742	1,159	583	50%
Financial costs	(11,806)	(12,618)	812	(6%)
Gain (Loss) for indexed assets and liabilities	(379)	(135)	(244)	181%
Foreign currency exchange differences, net	61	4,209	(4,148)	(99%)
OTHER NON-OPERATING RESULTS	2,240	104,208	(101,968)	(98%)
Share of profit (loss) of associates accounted for using the equity method	2,240	(694)	2,934	n/a
Net Income From Other Investments	-	104,902	(104,902)	(100%)
NET INCOME BEFORE TAXES	91,643	195,702	(104,059)	(53%)
Income Tax	(21,485)	(42,066)	20,581	-49%
NET INCOME	70,158	153,636	(83,478)	(54%)
Net income (Loss) from discontinued operations after taxes	-	-	-	0%
NET INCOME	70,158	153,636	(83,478)	(54%)

NET INCOME	70,158	153,636	(83,478)	(54%)
Shareholders of the parent company	68,351	152,157	(83,806)	(55%)
Non-controlling interest	1,807	1,479	328	22%

Net Financial Result

The financial result as of March 31, 2018 reached a Ch$ 10,382 million loss representing a Ch$ 2,997 million negative variation when compared to the previous period, which is mainly due to the following:

Higher financial income amounting to Ch$ 583 million, mainly due to higher returns on fixed income investments amounting to Ch$ 817 million, offset by lower income for Ch$ 234 million related to the renegotiation with YPF.

Lower financial expenses amounting to Ch$ 812 million, mainly explained by the Ch$ 954 million lower interest expenses related to bank loans and bonds compensated by a Ch$ 143 million increase in bank fees.

Higher losses related to indexation amounting to Ch$ 244 million primarily due to greater adjustments to UF-denominated debt amounting to Ch$ 541 million, a lower positive impact on recoverable taxes for Ch$ 151 million, offset by greater income on hedging derivative contracts for Ch$ 448 million.

• 6 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Lower income from exchange differences amounting to Ch$ 4,148 million, mainly explained by lower positive exchange differences on cash and cash equivalents for Ch$ 4,447 million, a greater negative exchange difference on forward contracts for Ch$ 319 million, offset by a lower negative exchange difference of supplier’s accounts Ch$ 669 million.

Income from companies accounted for using the equity method

The Ch$ 2,934 million positive variation is mainly due to a greater profit from the investment in GNL Chile S.A for Ch$ 280 million and from Hidroaysén for Ch$ 2,616 million.

Results from other investments

The Ch$ 104,902 million negative variation is mainly explained by the sale of Electrogas S.A. for Ch$ 104,812 million, which took place in February 2017.

Corporate Taxes

Corporate Income Tax shows a lower expense of Ch$ 20,581 million, which is mostly explained by a lower expense of Ch$ 27,548 million relating to the sale of Electrogas S.A. in February 2017, partially offset by a higher expense of Ch$ 1,194 million as a result of the change in the income tax rate from 25.5% in 2017 to 27% in 2018 and a higher tax expense of Ch$ 3,871 million due to a better result of the Company.

2. Balance Sheet Analysis

ASSETS (Million Ch$)	Mar-18	Dec-17	Chg	Chg %

Current Assets	637,743	662,804	(25,061)	(4%)
Non-Current Assets	2,887,364	2,891,658	(4,294)	(0.2%)

TOTAL ASSETS	3,525,107	3,554,462	(29,355)	(1%)

Total assets of the Company as of March 2018 decreased Ch$ 29,355 million when compared to December 2017, mainly due to:

➢  Current Assets decrease 4%, or Ch$ 25,061 million, mainly due to the following:

❖  Current trade accounts receivables and other current accounts receivables decline for Ch$ 74,040 million.

❖  Current accounts receivables from related parties declined Ch$ 32,913 million mainly due to a lower balance of receivables from Enel Trade SpA for

• 7 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Ch$ 31,751 million related to gas sales and commodity derivative transactions and an Ch$ 8,788 million reduction in accounts receivables for energy sales to Enel Distribución Chile, partially offset by an increase in accounts receivables from  GNL Chile S.A. related to advance payments amounting to Ch$ 6,970 million.

❖  The aforementioned is partially compensated by an increase in Cash and cash equivalents for Ch$ 66,747 million, mainly higher time deposits for Ch$ 133,325 million offset by a Ch$ 57,011 million reduction in the balance of investments in repurchase agreements and a Ch$ 9,568 million reduction in bank account balances.

❖  A Ch$ 4,711 million increase in other non-financial current assets, mainly a Ch$ 3,775 million increase in insurance accounts.

❖  A Ch$ 5,996 million increase in current tax assets, mainly monthly employee related payments.

➢  Non-Current Assets decrease Ch$ 4,294 million, mainly explained by:

❖  A Ch$ 3,382 million reduction in other non-current non-financial assets.

❖  A reduction in investments accounted for using the equity method for Ch$ 622 million, as a consequence of the investment in GNL Chile S.A. for Ch$ 776 million due to the Ch$ 1,096 million dividend booked, offset by the profit of the period amounting to Ch$ 364 million.

❖  A reduction in Non-tangible assets other than goodwill for Ch$ 1,001 million mainly due to the amortization of software.

❖   A Ch$ 594 million decrease in Property, plants, and equipment mainly related to the Ch$ 27,175 million depreciation for the period, partially compensated by new investments for Ch$ 26,719 million.

❖  The aforementioned is partially compensated by a Ch$ 1,027 million increase in trade accounts receivables and other non-current accounts receivables, mainly the higher level of employee accounts receivables for Ch$ 1,035 million.

• 8 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Mar-18	Dec-17	Chg	Chg %

Current Liabilities	444,661	543,356	(98,695)	(18%)
Non-Current Liabilities	1,009,526	1,022,092	(12,566)	(1%)
Net Equity	2,070,920	1,989,014	81,906	4%
Equity attributable to shareholders of parent company	2,041,640	1,961,518	80,122	4%
Non-controlling	29,280	27,496	1,784	6%

TOTAL LIABILITIES AND EQUITY	3,525,107	3,554,462	(29,355)	(1%)

Total liabilities and net equity of the Company decreased Ch$ 29,355 million as of March 2018 when compared to December 2017, mainly explained by the following:

➢  Current liabilities decrease Ch$ 98,695 million, an 18% reduction, mainly due to the following:

❖  A Ch$ 90,481 million reduction in trade accounts payable and other accounts payable primarily due to a Ch$ 32,264 million decrease in accounts payable to suppliers of energy and fuel, a reduction in accounts payable to suppliers of goods and services and fixed assets for Ch$ 39,029 million and a reduction in dividends payable to third parties for Ch$ 17,757 million.

❖  A Ch$ 20,755 million reduction in accounts payable to related parties primarily due to a Ch$ 24,283 million decrease in accounts payable to Enel Chile S.A. related to dividends, a Ch$ 5,332 million decrease in accounts payable to Enel Distribución Chile S.A. related to tolls and a Ch$ 2,769 million reduction Enel Trade S.p.A. debt related to commodity derivatives, partially compensated by a Ch$ 12,775 million increase in the balance of accounts payable to GNL Chile S.A. for gas purchases.

❖  The aforementioned is partially offset by a Ch$ 3,285 million increase in Other current financial liabilities mainly explained by a Ch$ 2,812 million increase in bond debt interest and a Ch$ 426 million increase in liabilities related to hedging derivatives.

❖  An increase in current tax liabilities amounting to Ch$ 8,793 million, mainly income tax.

➢  Non-Current Liabilities decrease Ch$ 12,566 million equivalent to a 1% reduction, mainly explained by the following:

• 9 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

❖  A Ch$ 10,977 million decrease in other non-current financial liabilities, mainly due to a Ch$ 6,099 million reduction in the balance of bond debt as a consequence of the appreciation of the Chilean peso when compared to the US dollar amounting to Ch$ 8,146 million, offset by a greater price adjustment of the Unidad de Fomento, the Chilean peso-denominated inflation-indexed monetary unit, amounting to Ch$ 2,047 million in addition to a reduction in hedging derivative liabilities amounting to Ch$ 4,576 million and financial leasing amounting to Ch$ 696 million.

❖  A Ch$ 1,734 million reduction in deferred tax liabilities.

❖  The aforementioned is partially offset by a Ch$ 742 million increase in other non-current provisions, mainly dismantling cost provisions.

➢  Net Equity increased Ch$ 81,906 million when compared to December 2017.

❖  The portion attributable to the owners of the controlling shareholders increased by Ch$ 80,122 million, explained primarily by the net income for the period that amounted to Ch$ 68,351 million and other comprehensive results for Ch$ 11,911 million.

❖  The equity of non-controlling shareholders decreased by Ch$ 1,784 million, primarily explained by the profit of the period that amounted to Ch$ 1,807 million compensated by other comprehensive results for Ch$ 22 million.

The performance of the main financial ratios is the following:

RATIO		Unit	Mar-18	Dec-17	Mar-17	Chg	Chg %

Liquidity	Liquidity	Times	1.43	1.22	-	0.21	17%
	Acid-test (1)	Times	1.35	1.16	-	0.19	16%
	Working capital	Million Ch$	193,082	119,448	-	73,634	n/a
Leverage	Leverage	Times	0.70	0.79	-	(0.09)	(11%)
	Short-term debt	%	30.6%	34.7%	-	(4.1%)	(12%)
	Long-term debt	%	69.4%	65.3%	-	4.1%	6%
	Financial expenses coverage (2)	Times	10.55	-	15.10	(4.55)	(30%)
Profitability	Op. income / Op. Revenues	%	28.5%	-	25.8%	2.7%	11%
	ROE	%	17.2%	-	28.1%	(10.8%)	(39%)
	ROA	%	9.8%	-	13.9%	(4.1%)	(30%)

(1) (Current assets - inventories - prepayments)/ current liabilities
(2) EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)

• 10 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 67,516 million positive cash flow during the first quarter of 2018, broken down as follows:

CASH FLOW (Million Ch$)	1Q2018	1Q2017	Chg	Chg %

Net cash flows from (used in) operating activities	159,805	125,184	34,621	28%
Net cash flows from (used in) investing activities	(42,176)	47,774	(89,950)	(188%)
Net cash flows from (used in) financing activities	(50,113)	(68,741)	18,628	(27%)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	67,516	104,217	(36,701)	(35%)

Operating activities generated a Ch$ 159,805 million positive cash flow, which represents a 28% increase when compared to March 2017. This cash flow is mainly comprised by Ch$ 536,474 million in payments received for sales of goods and services, offset by payments to suppliers of good and services for Ch$ 294,169 million, and employee-related payments amounting to Ch$ 18,561 million.

Investment activities generated a negative cash flow of Ch$ 42,176 million, mainly explained by the addition of property, plant, and equipment for Ch$ 52,564 million, partially offset by the derivative hedging contracts for Ch$ 10,151 million.

Financing activities generated a Ch$ 50,113 million negative cash flow. This cash flow is primarily explained by dividend payments for Ch$ 41,948 million and interest payments for Ch$ 7,475 million.

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	1Q2018	1Q2017	1Q2018	1Q2017

Enel Generación Chile	48,884	54,153	16,757	18,721
Pehuenche	196	418	1,833	1,771
GasAtacama Chile	3,484	9,973	8,585	9,166

Total Consolidated	52,564	64,544	27,175	29,658

• 11 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒     Compliance with the rules of good corporate governance.

‒     Strict compliance with all of the Group’s internal rules.

‒     Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒     The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

‒     All business operations and corporate departments operate within the approved limits of each case.

‒     The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Enel Generación Chile S.A. policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

• 12 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The financial debt structure of the Enel Generación Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

Gross position:

INTEREST RATE (%)	March 31, 2018	December 31, 2017

Fixed Interest Rate	92%	92%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒     Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒     Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.

‒     Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒     Fuel purchases for electricity generation.

‒     Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of

• 13 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of March 31, 2018, the Company held swaps for 341 kTon of Coal API2 to be settled between April and December 2018, for 326 kBbl of Brent oil to be settled between April and December 2018 and for 26 kBbl of Brent oil to be settled in 2019, 500 kTon of BCI7 to be settled between April and December 2018, and for 4.7 TBtu of Henry Hub gas to be settled between April and December 2018.

As of December 31, 2017, the Company held swaps for 2.3 million MMBTU of Henry Hub gas to be settled on January 2018.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 17, 19 and appendix 4, respectively.

As of March 31, 2018, the Enel Generación Chile Group’s liquidity was Ch$ 277,774 million in cash and cash equivalents and Ch$ 120,678 million in long-term committed credit facilities. As of December 31, 2017, the liquidity position of the Enel Generación Chile Group was Ch$ 211,027 million in cash and cash equivalents and Ch$ 199,271 million in long-term committed credit facilities.

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒     U.S. dollar Libor interest rate.

‒     The exchange rate of the different currencies used in the calculation.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 65,589 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line, which is not disbursed. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2018

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: May 4, 2018